ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 18, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk, Mara Ransom, Katherine Bagley

Re:                             Connecticut Water Service Inc.
PRRN14A filed June 14, 2018
Response Dated June 14, 2018
Filed by Eversource Energy
File No. 000-08084

Ladies and Gentlemen:

On behalf of Eversource Energy (“Eversource”), we are providing Eversource’s responses to the comments in the letter, dated June 21, 2018 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission with respect to Eversource’s above-referenced amended preliminary proxy statement on Schedule 14A filed on June 14, 2018 (the “June 14 Proxy Statement”), Eversource’s response letter to the Staff filed on June 14, 2018 and the additional soliciting materials filed pursuant to Rule 425 on each of June 6, 2018, June 13, 2018 and June 19, 2018 (collectively, the “Additional Soliciting Materials”). Concurrently with the submission of this letter, Eversource is also filing an amended Preliminary Proxy Statement (the “Amended Proxy Statement”), which reflects the revisions referenced herein.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of Eversource are shown below each comment. Defined terms used here have the same meaning as in the June 14 Proxy Statement.

PRRN14A Filed June 14, 2018

1.                                      We note your response to comment 1, and that you’ve removed references to “more certainty” and “greater certainty” from your proxy statement.  Nevertheless, you retained disclosure that your offer provides “greater value” to shareholders.  In each instance where you refer to this value, please disclose the fact that the terms of any acquisition by Eversource have not been determined and that the final consideration to be received in such a transaction if it occurs at all is subject to further negotiation and discussion.  In this regard, it is our understanding that, while you have submitted a preliminary proposal to Connecticut Water Service, you did not participate in the go-shop process, and your offer is non-binding at this time.

Response to Comment 1:

In response to the Staff’s comment, Eversource has added the following disclosure to page 24 of the Amended Proxy Statement (new text underlined and in bold):

WE ARE SOLICITING PROXIES FROM CTWS SHAREHOLDERS TO VOTE “AGAINST” THE SJW MERGER PROPOSAL, “AGAINST” THE COMPENSATION PROPOSAL AND “AGAINST” THE ADJOURNMENT PROPOSAL. WE BELIEVE THE PROPOSED SJW MERGER DOES NOT PROVIDE ADEQUATE VALUE TO CTWS SHAREHOLDERS. WE BELIEVE OUR $64.00 PER SHARE CASH AND/OR COMMON SHARES (AT THE ELECTION OF CTWS SHAREHOLDERS) PROPOSAL WOULD BE A SUPERIOR ALTERNATIVE FOR CTWS SHAREHOLDERS TO THE ALL-STOCK SJW MERGER PROPOSAL BECAUSE, AMONG OTHER THINGS, OUR PROPOSAL PROVIDES GREATER VALUE FOR CTWS SHAREHOLDERS THAN THE PROPOSED SJW MERGER. THE FINAL TERMS OF A TRANSACTION WITH EVERSOURCE, INCLUDING THE FINAL CONSIDERATION THAT WOULD BE RECEIVED BY CTWS SHAREHOLDERS, HAVE YET TO BE DETERMINED AND ARE SUBJECT TO DISCUSSION AND NEGOTIATION WITH CTWS. WE BELIEVE THAT A VOTE “AGAINST” THE SJW MERGER PROPOSAL WILL SEND A MESSAGE TO THE CTWS BOARD THAT CTWS SHAREHOLDERS DO NOT SUPPORT THE PROPOSED SJW MERGER AND THAT THE CTWS BOARD SHOULD GIVE CONSIDERATION TO OTHER OFFERS THAT IT RECEIVES, INCLUDING THE EVERSOURCE PROPOSAL.

2.                                      See our last comment.  Since you tout your proposal as a reason to vote against the Connecticut Water merger, explain why you did not participate in the go-shop process.  In addition, revise the proxy statement to explain the basis for your belief that the go-shop process is “preclusive and severely limited” (page 9) and describe any other reasons why you elected not to participate in that process, if there are any others.

Response to Comment 2:

Eversource determined not to participate in the go-shop process because Eversource had already submitted a proposal it believed to be superior. In response to the Staff’s comment, Eversource has included in the Amended Proxy Statement the basis for its belief that the go-shop process is preclusive and severely limited and described other reasons why it elected not to participate in the process. In particular, in CTWS’s press release filed on May 31, 2018 announcing the go-shop process (File No.: 18870080), CTWS simultaneously reiterated its view that the Eversource

Proposal was not superior and further stated that it would not agree to a transaction with Eversource on the terms proposed regardless of the outcome of the Proposed SJW Merger. In addition, the amended SJW Merger Agreement did not reduce or eliminate the $28.1 million break-up fee, but instead extended the tail period applicable to the break-up fee from 12 to 15 months and provided SJW with additional rights to match competing proposals. Eversource views each of these measures as designed to discourage bids both from Eversource and other potential bidders by maintaining or increasing deal protection measures in light of the go-shop period. Eversource is of the view that, in light of Eversource’s existing competing proposal, a go-shop process designed to solicit meaningful alternatives would of necessity require amendments designed to lower the costs of introducing a competing bid, rather than increase those costs as in the present case.

Based on the foregoing, it was evident in Eversource’s view that CTWS did not intend to encourage alternative proposals. As a result, including after engaging with CTWS to determine whether it would be open to exploring an alternative transaction, because Eversource continues to believe that its proposal is superior to the Proposed SJW Merger, Eversource has elected to make its case directly to CTWS shareholders. Eversource also notes that none of the potential bidders who were contacted by CTWS’s financial advisor as part of the go-shop process submitted a proposal, which supports Eversource’s view that the go-shop process was preclusive and severely limited in nature.

3.                                      In comment 1 in our prior comments dated May 24, 2018, we asked you to note that there could be a cap on the amount of cash or stock that a Connecticut Water shareholder could elect when describing the proposed terms of your acquisition proposal.  You undertook to do so in your response letter dated May 29, 2018.  However, we are unable to locate this disclosure in your revised proxy statement.  Please revise throughout the proxy statement to prominently note this fact, wherever you reference the value represented by your proposal.

Response to Comment 3:

Eversource advises the Staff that comment 1 in the Staff’s comments dated May 24, 2018, related to Eversource’s disclosures that Eversource’s proposal “provides greater value and more certainty…” and “greater certainty.” Eversource’s proposed revised disclosure in response 1 in Eversource’s response letter dated May 29, 2018 was in response to the Eversource disclosures noted by the Staff as set forth in the preceding sentence with respect to the certainty of cash consideration. In response to Staff comments, rather than include confusing qualifications to the general term “certainty,” Eversource undertook in response 1 in Eversource’s response letter dated June 14, 2018 to remove disclosures in the June 14 Proxy Statement referring to the relative certainty associated with the Eversource Proposal and its cash-common shares election feature. In light of Eversource’s removal of such disclosures, the previously proposed revised disclosures relating to such removed disclosures became similarly unnecessary. If in future solicitation materials Eversource were to make disclosures regarding certainty meant to convey that its proposal would permit CTWS shareholders to elect cash rather than securities, Eversource confirms that it will include in such solicitation materials disclosures similar to the proposed revised disclosures in response 1 in Eversource’s response letter dated May 29, 2018, as appropriate.

4.                                      Each statement of opinion or belief must be clearly characterized as such.  Please amend your filing to clearly disclose that references to your proposal as “superior,” and to the CTWS merger as “inferior,” are your opinion or belief, and do the same in future solicitations.

Response to Comment 4:

Eversource refers the Staff to Eversource’s response to Comment 5 below for its revised disclosures in the Amended Proxy Statement. Eversource acknowledges the Staff’s comment with respect to future solicitations.

5.                                      Please remove references to your proposal as a “superior alternative,” considering that it is a non-binding proposal, subject to due diligence and regulatory approval, and that you are asking shareholders only to vote against the SJW Merger and not to approve your non-binding proposal.

Response to Comment 5:

In response to the Staff’s comment, Eversource has added the following disclosures to the Amended Proxy Statement (new text underlined and in bold):

On page ii of the Amended Proxy Statement:

WE ARE SOLICITING PROXIES FROM CTWS SHAREHOLDERS TO VOTE “AGAINST” THE SJW MERGER PROPOSAL, THE COMPENSATION PROPOSAL AND THE ADJOURNMENT PROPOSAL. WE BELIEVE THE SJW MERGER PROPOSAL DOES NOT PROVIDE ADEQUATE VALUE TO CTWS SHAREHOLDERS AS COMPARED WITH THE EVERSOURCE PROPOSAL. IN OUR VIEW, OUR $64.00 PER SHARE CASH AND/OR COMMON SHARES (AT THE ELECTION OF CTWS SHAREHOLDERS) PROPOSAL WOULD BE A SUPERIOR ALTERNATIVE FOR CTWS SHAREHOLDERS TO THE ALL-STOCK SJW MERGER PROPOSAL.

On page ii of the Amended Proxy Statement:

Based on Eversource’s financial strength, local experience in Connecticut, and track record for constructive regulatory outcomes with Connecticut regulatory authorities, Eversource believes that its proposal provided significantly greater value to CTWS employees, customers and local communities. Eversource has a market capitalization of approximately $19 billion and an A+ corporate credit rating by Standard & Poor’s. Eversource currently serves approximately 1.75 million electric, water, and natural gas customers in over 150 of

Connecticut’s 169 cities and towns, with a presence in every town that CTWS serves. Moreover, Eversource is the parent company of Aquarion Water Company, a Connecticut-based water utility serving nearly 230,000 customers in a service territory that is highly complementary to that of CTWS, with top-tier customer service satisfaction scores, including consistent rankings at the top of J.D. Power’s customer service rankings. CTWS employees would also benefit from the increased employment opportunities associated with belonging to a larger, stronger organization within the state of Connecticut. SJW does not share Eversource’s history of investing in Connecticut. With SJW’s headquarters in California, the Proposed SJW Merger does not offer the compelling strategic and geographic fit presented by what Eversource believes would be a superior proposal.

On page iii of the Amended Proxy Statement:

Eversource continues to believe that the Eversource Proposal would be a superior alternative to the all-stock transaction proposed in the SJW Merger Proposal. The Eversource Proposal represents a premium of 22% to CTWS’s closing share price on March 14, 2018, the day prior to the announcement of the Proposed SJW Merger. The Eversource Proposal also represents a premium of 23.20% to CTWS’s 20-day volume-weighted average price as of March 14, 2018. In addition, those CTWS shareholders who elect to receive Eversource shares would realize the equivalent of a 76% dividend uplift based on the $64.00 per share offer, the closing price of Eversource’s shares on July 10, 2018, and the annualized quarterly dividend of $0.3125 per share declared by CTWS on May 10, 2018.

On page 2 of the Amended Proxy Statement:

The Eversource Proposal represents a 22% premium to CTWS’s closing share price on March 14, 2018, the day prior to the announcement of the Proposed SJW Merger (as compared with a premium of 18% under the SJW Merger Proposal). The Eversource Proposal also represents a premium of 23.20% to CTWS’s 20-day volume-weighted average price as of March 14, 2018. In addition, those CTWS shareholders who elect to receive Eversource shares would realize the equivalent of a 76% dividend uplift based on the $64.00 per share offer, the closing price of Eversource’s shares on July 10, 2018, and the annualized quarterly dividend of $0.3125 per share declared by CTWS on May 10, 2018. Eversource has a strong track record of value creation, delivering total shareholder returns of 184% over the last 10 years, which is 45% greater than SJW’s more volatile and slower growth returns during the same period. For the foregoing reasons, coupled with Eversource’s financial strength, local experience in Connecticut (including its local investment history), and track record for constructive regulatory outcomes with Connecticut regulatory authorities, Eversource believes that a transaction with Eversource would be superior to the SJW Merger Proposal. Eversource has a market capitalization of approximately $19 billion and an A+ corporate credit rating by Standard & Poor’s.

Eversource currently serves approximately 1.75 million electric, water, and natural gas customers in over 150 of Connecticut’s 169 cities and towns, with a presence in every town that CTWS serves. Moreover, Eversource is the parent company of Aquarion Water Company, a Connecticut-based water utility serving nearly 230,000 customers in a service territory that is highly complementary to that of CTWS, with top-tier customer service satisfaction scores, including consistent rankings at the top of J.D. Power’s customer service rankings. And further, SJW does not share Eversource’s history of investing in Connecticut. With SJW’s headquarters in California, the Proposed SJW Merger does not offer the compelling strategic and geographic fit presented by what Eversource believes would be a superior proposal.

On page 5 of the Amended Proxy Statement:

If Eversource receives sufficient proxies “AGAINST” the SJW Merger Proposal to cause the SJW Merger Proposal to fail, at the Special Meeting Eversource will, utilizing its proxies, vote “AGAINST” the SJW Merger Proposal, “AGAINST” the Compensation Proposal and “AGAINST” the Adjournment Proposal in order to send a clear message to the CTWS Board that CTWS’s shareholders want the CTWS Board to consider other alternatives, including the Eversource Proposal, and that CTWS’s shareholders do not want to race to approve a deal that will deny them the opportunity to enter into what Eversource believes would be a superior transaction.

On page 8 of the Amended Proxy Statement:

On April 19, 2018, Eversource issued a news release announcing the delivery by Eversource to CTWS of the non-binding proposal to acquire CTWS for $63.50 per share in cash or in Eversource common shares, at the election of CTWS shareholders, and reiterating Eversource’s belief that its proposal would be a superior alternative to the terms of the Proposed SJW Merger for shareholders, employees, customers and local communities of CTWS.

On page 8 of the Amended Proxy Statement:

On April 27, 2018, Eversource filed with the SEC a preliminary proxy statement on Schedule 14A in connection with Eversource’s solicitation of proxies for the CTWS Special Meeting, recommending that the CTWS shareholders vote against each of the proposals related to the Proposed SJW Merger, namely the proposals to approve the SJW Merger Agreement, to approve, on a non-binding advisory basis, specific compensatory arrangements between CTWS and its named executive officers relating to the Proposed SJW Merger and to adjourn the CTWS Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the SJW Merger Agreement.

Later that day, Eversource issued a press release announcing the filing of its preliminary proxy statement, reaffirming its commitment to what it believes is a superior proposal to acquire CTWS, and urging CTWS shareholders to insist that the CTWS Board meet with Eversource to seriously discuss its proposal.

On page 24 of the Amended Proxy Statement:

WE ARE SOLICITING PROXIES FROM CTWS SHAREHOLDERS TO VOTE “AGAINST” THE SJW MERGER PROPOSAL, “AGAINST” THE COMPENSATION PROPOSAL AND “AGAINST” THE ADJOURNMENT PROPOSAL. WE BELIEVE THE PROPOSED SJW MERGER DOES NOT PROVIDE ADEQUATE VALUE TO CTWS SHAREHOLDERS. WE BELIEVE OUR $64.00 PER SHARE CASH AND/OR COMMON SHARES (AT THE ELECTION OF CTWS SHAREHOLDERS) PROPOSAL WOULD BE A SUPERIOR ALTERNATIVE FOR CTWS SHAREHOLDERS TO THE ALL-STOCK SJW MERGER PROPOSAL BECAUSE, AMONG OTHER THINGS, OUR PROPOSAL PROVIDES GREATER VALUE FOR CTWS SHAREHOLDERS THAN THE PROPOSED SJW MERGER. THE FINAL TERMS OF A TRANSACTION WITH EVERSOURCE, INCLUDING THE FINAL CONSIDERATION THAT WOULD BE RECEIVED BY CTWS SHAREHOLDERS, HAVE YET TO BE DETERMINED AND ARE SUBJECT TO DISCUSSION AND NEGOTIATION WITH CTWS. WE BELIEVE THAT A VOTE “AGAINST” THE SJW MERGER PROPOSAL WILL SEND A MESSAGE TO THE CTWS BOARD THAT CTWS SHAREHOLDERS DO NOT SUPPORT THE PROPOSED SJW MERGER AND THAT THE CTWS BOARD SHOULD GIVE CONSIDERATION TO OTHER OFFERS THAT IT RECEIVES, INCLUDING THE EVERSOURCE PROPOSAL.

6.                                      We note your response to comment 2, and that you propose noting in future solicitations that your calculation of SJW Group’s total shareholder return is in accordance with Item 201(e).  Please also disclose in future solicitations the formula you used to calculate the cumulative amount of dividends adjusted to the closing prices of SJW Group’s stock, as you describe in your response.

Response to Comment 6:

In response to the Staff’s comment, Eversource has revised its Amended Proxy Statement to include the method of calculation and formula described in Eversource’s response letter dated June 14, 2018, and in future solicitations in which Eversource refers to SJW’s total shareholder return, Eversource will include similar disclosure or refer to the revised disclosure in the Amended Proxy Statement regarding the method of calculation and formula.

Additional Soliciting Materials Filed June 6, 2018

7.                                      Please provide support for your statement that providing access to due diligence information that is not already publicly available and providing access to a company’s senior management are “actions [that] would be standard practice in go-shop processes designed to solicit competitive bids on a level playing field.”

Response to Comment 7:

Eversource is of the view, which it believes is generally accepted, that the underlying purpose of a go-shop process in a public merger transaction is to actively seek superior bids by providing potential bidders with access to the same information provided to the current merger partner and lowering the costs otherwise applicable to the termination of the current transaction in a typical “no solicitation” process. Based on the experience of Eversource and its advisors, this premise is reflected both in measurable deal provisions, such as inclusion of lower termination fees during go-shop periods, and other hallmarks of a sale process designed to provide robust diligence to secure competitive proposals.

With respect to the termination fee that CTWS would have to pay if it were to terminate the Proposed SJW Merger, a reduced termination fee generally encourages other bidders to propose more competitive bids, allowing potential bidders to direct saved fees to higher proceeds to the target’s shareholders. CTWS’s decision not to reduce the termination fee in the go-shop provision under the amended SJW Merger Agreement is inconsistent with typical go-shop processes. In fact, in reviewing almost 200 precedent transactions over the last ten years in which a go-shop provision was included, over 85% of those transactions included a reduced break-up fee for a termination as a result of a seller’s go-shop process, with the average reduced break-up fee being approximately 50% of the fee that would otherwise have been payable by the seller (source: Deal Point Data, LLC).

While a reduced termination fee is the principal indication of a robust go-shop process, other elements of a go-shop process designed to lower the costs of submitting competing bids are more difficult to measure objectively. However, Eversource has based its view on the belief that successful go-shop provisions must reduce the costs of bidding, as compared to the ability of a bidder to submit a proposal outside of a go-shop period, and rather than lower costs, the amendments to the SJW Merger Agreement announced on May 31 instead increased the costs of participation.  Such costs are increased for Eversource and other potential bidders not only because the termination fee was not reduced, but also because Eversource was not provided with access to the same due diligence information to which SJW has had. The resulting information asymmetry between SJW and Eversource made it more difficult for Eversource to deliver a proposal that would deliver the maximum amount of value to CTWS shareholders.

8.                                      See our comments above.  As noted, each statement of opinion or belief must be characterized as such. In future solicitations, please clearly disclose that it is your opinion or belief that the SJW merger is “not in the best interest of Connecticut Water Shareholders.”

Response to Comment 8:

Eversource acknowledges the Staff’s comment and confirms that it will do so in future solicitations.

Additional Soliciting Materials Filed June 13, 2018

9.                                      See our comment above with respect to your revised preliminary proxy statement disclosure.   In all soliciting materials, please provide support for your statement that the CTWS go-shop process is “highly preclusive” and “limited.”  In this regard, it is our understanding that you declined to participate in the go-shop process, while the termination fee provisions in the merger agreement, other than the extension of the tail period, were in place prior to your April 5, 2018 non-binding proposal and at the time you filed your proxy contest on April 27, 2018.

Response to Comment 9:

Eversource refers the Staff to Eversource’s response to Comment 2 and Comment 7 above for an explanation of its view of the CTWS go-shop process.

Additional Soliciting Materials Filed June 19, 2018

10.                               See our comments above. Each statement of opinion or belief must be clearly characterized as such.  In this regard, please provide support for the following statements, and clearly disclose in future solicitations that these and similar statements are your opinion or belief:

•                  The go-shop process was designed by CTWS and SJW to “entrench the previously agreed takeover of Connecticut Water by San Jose Water;”

•                  “rather than being designed to solicit potentially superior proposals for the benefit of Connecticut Water shareholders, the ‘go-shop’ process instead failed to reflect a sincere intention to consider superior alternatives,” and the go shop process “was set up only to solidify San Jose Water as its acquirer;”

•                  The go-shop process was “flawed and ineffective;” and

•                  Connecticut Water shareholders were “misled . . . by their entrenched board of directors.”

Response to Comment 10:

Eversource advises the Staff that the additional soliciting materials filed on June 19, 2018 include the basis for the foregoing statements noted by the Staff. In particular:

•                  The go-shop process was designed by CTWS and SJW to “entrench the previously agreed takeover of Connecticut Water by San Jose Water;”

•                  “rather than being designed to solicit potentially superior proposals for the benefit of Connecticut Water shareholders, the ‘go-shop’ process instead failed to reflect a sincere intention to consider superior alternatives,” and the go shop process “was set up only to solidify San Jose Water as its acquirer;”

•                  The go-shop process was “flawed and ineffective;”

Eversource refers the Staff to the reference included in the June 19 materials to the go-shop process and further discussed in Eversource’s response to Comment 7 above regarding such actions being atypical in go-shop processes, which are generally designed to lower the costs of submitting competing proposals.

•                  Connecticut Water shareholders were “misled . . . by their entrenched board of directors.”

The Eversource statement regarding shareholders being misled refers specifically to prior statements made by the CTWS Board regarding statements made by Eversource with respect to termination fees. Specifically, in CTWS’s press release filed on June 18, 2018 announcing the early termination of the go-shop process (File No: 18904611), CTWS states that Eversource had asserted a “false premise that the termination fees required under the SJW Merger Agreement would be avoided by Connecticut Water or paid to Connecticut Water by SJW Group” while suggesting that Eversource’s statement instead meant that Eversource was reducing its proposal by the amount of the termination fee.

The June 19 materials expressly clarify these prior misleading statement made by CTWS by noting that the “receipt or avoidance of termination fees by Connecticut Water would provide a clear path for Connecticut Water shareholders to receive incremental value above the $63.50 per share in Eversource’s superior proposal. In these scenarios, the incremental value available to Connecticut Water shareholders could be between $2.25 per share and $3.41 per share.”

Eversource further refers the Staff to its statement included in the June 19 materials that “In any scenario, Eversource’s proposal provides significantly more value than San Jose Water’s all-stock takeover proposal, valued by Connecticut Water to be $61.86 per share on the day that transaction was announced.” In this respect, Eversource considers other statements of value made by CTWS to be misleading given the current dislocation of the CTWS and SJW stock prices resulting from the competing offers that each company faces.

Eversource confirms that it will appropriately clarify or qualify its statements of belief or opinion in future solicitations.

11.                               In your May 29, 2018 response to our comment letter dated May 24, 2018, you “acknowledged . . . and confirm[ed]” that you would qualify your references to the SJW merger as a “conflicted transaction” with disclosure that your belief is based on Mr. Thornburg’s role in negotiations related to the merger and the merger’s preservation of certain management roles for other CTWS officers.  We were unable to find this disclosure in your reference to the “conflicted transaction” and the “entrenched board of directors,” in this soliciting material, and these statements are not characterized as your opinion or belief.  Please confirm that you will provide this disclosure in future solicitations, and appropriately qualify these statements as your opinion or belief.

Response to Comment 11:

Eversource refers the Staff to the disclosures included in the June 19 materials in which it first mentioned a conflicted transaction since its response letter dated May 29, 2018. In that additional material, Eversource qualified the basis for its belief of a conflict by noting that the Proposed SJW Merger “preserves board positions and guarantees employment for its senior management at the expense of superior value to its shareholders, customers, employees and community.” Eversource will continue to qualify its belief regarding the present conflict in future solicitations, including by noting that it is the opinion or belief of Eversource.

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If you have any questions or comments about this letter or need any further information, please direct any communications to the undersigned at (617) 951-7980 or to Thomas Fraser at (617) 951-7063.

Respectfully Submitted,

/s/ Marko S. Zatylny

Marko S. Zatylny